CENTURY CASINOS, INC.

455 E. Pikes Peak Ave., Suite 210

Colorado Springs, Colorado 80903

July 6, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Century Casinos, Inc.
Registration Statement on Form S-3
File No. 333-218282

Acceleration Request
	Requested Date:	July 10, 2017
	Requested Time:	4:30 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Century Casinos, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on July 10, 2017, or as soon thereafter as possible. The Company also hereby requests a copy of the written order verifying the effective date.

Thank you for your assistance. If you should have any questions, please contact Douglas R. Wright of Faegre Baker Daniels LLP, counsel to the Company, at (303) 607-3671.

Very truly yours,

CENTURY CASINOS, INC.

By:	/s/ Margaret Stapleton
Name:	Margaret Stapleton
Title:	Executive Vice President,
Principal Financial/Accounting Officer